

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2014

Via E-Mail
Alexander F. Cohen
Latham & Watkins LLP
555 Eleventh Street NW Suite 1000
Washington, DC 20004

> **Re:** **Allergan Inc.**
> **PRER14A**
> **Filed July 15, 2014**
> **File No. 1-10269**
>
> **DEFA14A**
> **Filed July 18, 2014**
> **File No. 1-10269**

Dear Mr. Cohen:

We have reviewed your filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. All defined terms in this letter have the same meaning as in your proxy statement.

Revised Preliminary Proxy Statement filed on July 15, 2014

1. We note your statement that Pershing Square would benefit if Valeant pays less for Allergan because Pershing Square has entered into an agreement with Valeant under which Pershing Square would receive a fixed number of Valeant Common Shares if a transaction occurs. However, as indicated in Section 1(a) of the May 30, 2014 letter agreement between Pershing Square and Valeant, it appears that Pershing Square's obligation to accept a fixed number of Valeant shares is conditioned upon Valeant consummating a transaction with Allergan on the specific terms announced by Valeant on May 30, 2014. Please revise your disclosure to provide a more balanced discussion of Pershing Square's interests by clarifying that Pershing Square is free to tender its shares

on the same terms as other shareholders if the offer is not completed under the current offer terms provided by Valeant.

2. We note your response to prior comment 3 and your revised disclosure at page 6 of the revised proxy statement. Please further balance your disclosure to note that shareholders who did not sell shares of Allergan common stock received the same benefit from the appreciation in the trading price of your common stock as Pershing Square following the announcement of Valeant's proposal to acquire Allergan.

3. Please revise your disclosure, as required by Item 4(b)(4) of Schedule 14A, to state the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with your solicitation of security holders. Please include costs and expenditures for attorneys, accountants, public relations or financial advisers, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation.

4. Please revise your disclosure, as required by Item 5(b)(1)(vi) of Schedule 14A, to provide a summary of all securities of the registrant purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on such date by each participant in your solicitation as defined in paragraphs (a)(ii), (iii), (iv), (v) and (vi) of Instruction 3 to Item 4 of Schedule 14A.

Definitive Additional Proxy Materials filed DEFA14A filed July 18, 2014

5. Rule 14a-9 prohibits false or misleading statements or material omissions in connection with a proxy solicitation. Note b. to Rule 14a-9 notes that statements alleging improper conduct or impugning character or integrity may violate Rule 14a-9. As discussed in prior calls with you, the staff has concerns when statements of opinion or belief are presented as fact in proxy materials. In addition, references to "cherry pick[ing]" date and allegations that a party is "hid[ing] the ball" in an alleged effort to deceive investors are problematic under Rule 14a-9. Please revise.

If you have any questions regarding these comments or your filings in general, please contact me at (202) 551-3263 or Brian Pitko at (202) 551-3203.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions